Exhibit 99.2

EKSPORT
FINANS
NORWAY
FOURTH QUARTER REPORT 2016
Eksportfinans ASA

Financial highlights 03
Report from the board of directors 04
Results 04
Balance sheet 05
Lending 05
Securities 05
Liquidity 06
Prospects for 2017 06
Events after the balance sheet date 07
Condensed statement of comprehensive income 08
Condensed balance sheet 09
Condensed statement of changes in equity 10
Condensed cash flow statement 11
Notes to the condensed financial statements 12
Cover photo: Sturlason
Some of the information herein constitutes “forward-looking statements” within the meaning of Section 27A of the U.S. Securities Act of 1933, as amended and Section 21E of the U.S. Securities Exchange Act of 1934, as amended. These forward-looking statements rely on a number of assumptions concerning future events. These forward-looking statements involve known and unknown risks, uncertainties and other factors, many of which are outside of Eksportfinans’ control, which may cause actual results to differ materially from any future results expressed or implied from the forward-looking statements. As a result, any forward-looking statements included herein should not be regarded as a representation that the plans, objectives, results or other actions discussed will be achieved. Please see the Company’s Annual Report on Form 20-F filed with the U.S. Securities and Exchange Commission for a discussion of certain factors that may cause actual results, performance or events to be materially different from those referred to herein. Eksportfinans disclaims any intention or obligation to update or revise any forward-looking statements, whether as a result of new information, future events or otherwise.

Unaudited
Financial highlights
The information for the fourth quarters and the years ended December 31, 2016 and 2015 are unaudited.
Fourth quarter The year
(NOK million) 2016 2015 2016 2015
Net interest income 66 75 260 374
Total comprehensive income 1) (180) (100) (345) (351)
Return on equity 2) (10.0%) (5.3%) (4.8%) (4.5%)
Net return on average assets and liabilities 3) 0.09% 0.28% 0.19% 0.33%
Net operating expenses / average assets 4) 0.23% 0.26% 0.21% 0.17%
Total assets 33,171 65,142 33,171 65,142
Loans outstanding 5) 18,289 28,215 18,289 28,215
Public sector borrowers or guarantors 6) 43.4% 39.6% 43.4% 39.6%
Core capital adequacy 61.0% 36.5% 61.0% 36.5%
Capital adequacy 61.0% 36.5% 61.0% 36.5%
Exchange rate NOK/USD 7) 8.6200 8.8090 8.6200 8.8090
Definitions
1) Total comprehensive income for the period includes net losses on financial instruments at fair value which amount to NOK 903 million for the year ended 2016 compared to net losses of NOK 792 million for the year ended 2015. For the fourth quarter of 2016 net losses on financial instruments at fair value amount to NOK 253 million compared to net losses of NOK 208 million in the fourth quarter of 2015.
2) Return on equity: Total comprehensive income for the period/average equity (average of opening and closing balance).
3) Net return on average assets and liabilities: The difference between net interest income/average interest generating assets and net interest expense/average interest bearing liabilities (average of daily calculations for the period).
4) Net operating expenses (salaries and other administrative expenses + depreciation + other expenses - other income)/average assets (average of opening and closing balance).
5) Total loans outstanding: Consists of loans due from customers and part of loans due from credit institutions in the balance sheet. Accrued interest and unrealized gains/(losses) are not included. For more information see notes 4, 5 and 6 to the accompanying condensed financial statements.
6) The ratio of public sector loans (municipalities, counties and Norwegian and foreign central government, including the Norwegian Guarantee Institute for Export Credits (GIEK) as borrowers or guarantors) to total lending.
7) Exchange rate at balance sheet date.
Fourth quarter report 2016 3

Report from the board of directors

Results

Fourth quarter 2016

Net interest income was NOK 66 million for the fourth quarter of 2016 compared to NOK 75 million for the same period in 2015. The decrease is mainly due to the reduction of interest generating assets.

Total comprehensive income was negative NOK 180 million for the fourth quarter of 2016, compared to negative NOK 100 million for the fourth quarter of 2015. The fluctuations in these figures are primarily due to unrealized losses and gains on Eksportfinans' own debt (as explained in the section "Net other operating income").

Financial year 2016

Net interest income was NOK 260 million in 2016 compared to NOK 374 million in 2015. The reduction is primarily due to a lower level of interest generating assets.

Profit/(loss) for the period

Total comprehensive income in 2016 was negative NOK 345 million, compared to negative NOK 351 million in 2015. The fluctuations in these figures are primarily due to unrealized losses and gains on Eksportfinans' own debt (as explained in the section "Net other operating income").

Table 1 below shows the calculation of the non-IFRS measure of profit, excluding unrealized gains and losses on financial instruments and realized losses hedged by the Portfolio Hedge Agreement ("PHA"), with the corresponding return on equity. This calculation may be of interest to investors because it allows assessment of the performance of the underlying business operations without the volatility caused by fair value fluctuations, including specifically the reversal of previously recognized unrealized gains on Eksportfinans' own debt.
This non-IFRS measure of profit amounted to NOK 177 million in 2016, an increase of NOK 5 million compared to 2015. The increase is mainly a result of two events in the second

Table 1: Non-IFRS profit for the period

	Fourth quarter		The year	
(NOK million)	2016	2015	2016	2015
Comprehensive income according to IFRS	(180)	(100)	(345)	(351)
Net unrealized losses/(gains)	196	133	612	700
Unrealized gains/(losses) related to Glitnir [1]	0	(15)	71	(12)
Realized losses/(gains) hedged by the Portfolio Hedge Agreement (PHA)[2]	0	62	0	62
Tax effect of the items above	(40)	(69)	(161)	(227)
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA	(24)	11	177	172
Return on equity based on profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA [3]	(1.2%)	0.6%	2.3%	2.3%

1) Reversal of previously recognized gains/losses (at exchange rates applicable at reporting date).
2) Securities have been sold with realized gains/losses. These gains and losses are covered by the PHA, and will be settled according to that agreement. Eksportfinans therefore believes it is useful for investors to present this non-IFRS profit figure with such gains/losses excluded due to the economic arrangement under, and the accounting impacts of, the PHA.
3) Return on equity: Profit for the period/average equity adjusted for proposed not distributed dividends.

Fourth quarter report 2016 4

quarter of 2016: gain on the sale of Eksportfinans’ office property and provisions made in connection with the judgment regarding the 108 agreement with the Ministry of Trade, Industry and Fisheries (see note 18).
Net other operating income
Net other operating income was negative NOK 661 million in 2016 compared to negative NOK 780 million in 2015. Included in these figures is a gain on the sale of the office property of NOK 240 million in 2016, and the provision related to the 108 agreement. Aside from these items, these figures are primarily due to fluctuations in the credit spreads of Eksportfinans’ own debt. In 2016, unrealized losses on Eksportfinans’ own debt amounted to NOK 46 million compared to unrealized gains of NOK 365 million in 2015 (see note 2 to the accompanying condensed financial statements). Net of derivatives, this resulted in an unrealized loss of NOK 818 million in 2016 (whereof around NOK 825 million is due to the before mentioned credit spread effects), compared to an unrealized loss of NOK 682 million in 2015 (see note 15 to the accompanying condensed financial statements).
The cumulative unrealized gain due to credit spread effects on Eksportfinans’ own debt net of derivatives, is NOK 0.8 billion as of December 31, 2016, compared to NOK 1.6 billion as of December 31, 2015.
Total operating expenses
Total operating expenses amounted to NOK 107 million in 2016, compared to NOK 142 million in 2015. The main reason for this decrease is reduction in activity due to the smaller balance sheet. During the first quarter of 2016, 11 employees left the company with voluntary severance packages. This was provisioned for in 2015.
Balance sheet
Total assets amounted to NOK 33.2 billion at December 31, 2016, compared to NOK 65.1 billion at December 31, 2015. The reduction was due to scheduled repayments of debt.
Outstanding bond debt was NOK 22.6 billion at December 31, 2016 compared to NOK 51.2 billion at December 31, 2015.
The core capital ratio was 61.0 percent at December 31, 2016 compared to 36.5 percent at December 31, 2015.
Lending
The volume of total outstanding loans was NOK 18.3 billion at December 31, 2016, compared to NOK 28.2 billion at December 31, 2015. The decrease in volume of outstanding loans is due to scheduled maturities combined with no new lending.
The negative impact of low oil prices on the oil and oil services industries in Norway and worldwide does not affect the quality of Eksportfinans’ loan book in any material way as the relevant loans are secured by guarantees from either GIEK (The Norwegian Guarantee Institute for Export Credits) and/or highly rated banks.
Securities
The securities portfolio was NOK 8.8 billion at December 31, 2016, compared to NOK 24.2 billion at December 31, 2015.
The securities portfolio consists of two sub-portfolios. The first is subject to the PHA with Eksportfinans’ shareholders which has been in place since February 29, 2008 (the “PHA portfolio”), and the second is maintained for the purpose of liquidity (the “liquidity reserve portfolio”).
The fair value of the PHA portfolio was NOK 4.4 billion at December 31, 2016, compared to NOK 6.2 billion at December 31, 2015. For further information on the PHA see note 14 to the accompanying condensed financial statements.
The fair value of the liquidity reserve portfolio was NOK 4.4 billion at December 31, 2016, compared to NOK 18.0 billion at December 31, 2015.
Fourth quarter report 2016 5

Liquidity

As at December 31, 2016, short term liquidity amounted to NOK 5.4 billion, consisting of the liquidity reserve portfolio of NOK 4.4 billion and cash equivalents of NOK 1.0 billion. Including the PHA portfolio of NOK 4.4 billion, total liquidity reserves amounted to NOK 9.8 billion at December 31, 2016.

The company manages liquidity risk both through matching maturities for assets and liabilities and through stress-testing for the short and medium term. A maturity analysis of financial liabilities based on expected maturities is included in note 16 of the accompanying condensed financial statements.

Table 2 above shows cumulative liquidity, as measured by short-term liquidity as of December 31, 2016, plus maturing loans and investments and minus maturing bond debt, based on estimated maturities.

During 2016, the liquidity position has changed due to scheduled repayments of debt. Other impacts are foreign exchange rate fluctuations and movements in key market risk factors, primarily on the debt portfolio. Low levels on the JPY/USD exchange rate has led to longer estimated maturities on the structured bond portfolio.

Liquidity reserves combined with the company's liquidity contingency plans are expected to meet liquidity needs going forward. Contingency plans comprise repo of securities, various bridge funding vehicles, the company's USD 250 million credit facility with its three largest owner banks (see note 14 to the accompanying condensed financial statements) and sale of assets.

Prospects for 2017

Eksportfinans' strategy to actively manage its loan portfolio and other assets and liabilities, with the overall objective of preserving company value, remains unchanged in 2017. In the absence of new loans, the balance sheet

Table 2: Estimated cumulative liquidity

(NOK billion)	Estimated debt maturing 2)	Estimated loan receivables maturing 3)	Estimated investments maturing 4)	Estimated cumulative liquidity 5)
Short-term liquidity at Dec. 31, 2016 1)				5.4
2017	11.2	5.1	1.8	1.1
2018	1.7	3.6	0.4	3.5
2019	2.4	3.0	0.3	4.4
2020	1.1	2.3	0.3	5.9
2021	2.3	1.3	0.5	5.4
2022	0.5	0.9	0.3	6.0
2023	0.2	0.5	0.3	6.6
2024	0.0	0.4	0.2	7.3
Thereafter	4.0	1.1	0.5	4.8
Total	23.4	18.1	4.6	

1) Short-term liquidity is comprised of the sum of the liquidity reserve portfolio (at fair value) and deposits.
2) Principal amount of own debt securities. The column includes single- and multi-callable issues. Includes principal cash flows of derivatives economically hedging structured bond debt. For the structured bond debt with call and trigger options, the expected maturity is estimated using a sophisticated valuation system. The actual maturities might differ from these estimations.
3) Represents principal amount of loan receivables.
4) Represents principal amount of investments in the PHA portfolio.
5) Represents estimated cumulative liquidity at year-end (calculated as the amount at prior period end minus estimated long-term debt maturing during period plus estimated loans receivable and long-term investments maturing during the period) except for the first row which states the actual liquidity at December 31, 2016.

Fourth quarter report 2016 6

will continue to decrease in line with maturing loans, debt and investments. This will affect the company’s financial performance in 2017 and beyond in terms of lower net interest income and ordinary income. Furthermore, accumulated unrealized gains due to price fluctuations of Eksportfinans’ own debt, was amounting to NOK 810 million (net of derivatives) as of December 31, 2016. As debt comes closer to maturity, these gains will continue to be reversed as unrealized losses.
Eksportfinans enters 2017 with solid capital and adequate liquidity reserves. The board will closely monitor developments in the international capital markets and their impact on Eksportfinans’ balance sheet and liquidity. Appropriate liquidity contingency plans are maintained.
Events after
the balance sheet date
There are no events after the balance sheet date materially affecting the financial statements.
Oslo, February 16, 2017
EKSPORTFINANS ASA
The board of directors
Fourth quarter report 2016 7

Condensed statement of profit or loss and other comprehensive income
The information for the three months ended December 31, 2016 and 2015 is unaudited. The information as of and for the years ended December 31, 2016 and December 31, 2015 are derived from the company’s audited consolidated financial statements as of and for the years ended December 31, 2016 and December 31, 2015.
Fourth quarter Full year
(NOK million) 2016 2015 2016 2015 Note
Interest and related income 271 393 1,279 1,776
Interest and related expenses 205 318 1,019 1,402
Net interest income 66 75 260 374
Net commissions related to banking services 0 0 (1) (2)
Net gains/(losses) on financial instruments at fair value (253) (208) (903) (792) 2,15
Other income 1 3 243 14
Net other operating income/(loss) (252) (205) (661) (780)
Total operating income (186) (130) (401) (406)
Salaries and other administrative expenses 19 36 90 115
Depreciations 1 4 6 16
Other expenses 2 6 11 11
Total operating expenses 22 46 107 142
Pre-tax operating loss (208) (176) (508) (548)
Taxes (42) (68) (177) (172)
Profit/loss for the period (166) (108) (331) (376)
Other comprehensive income 1 (14) 8 (14) 25
Total comprehensive income (180) (100) (345) (351)
1) Items that will not be reclassified to profit or loss. The income/(loss) arises from actuarial calculations on pension.
The accompanying notes are an integral part of these condensed financial statements.
Fourth quarter report 2016 8

Unaudited
Condensed balance sheet
(NOK million) Dec 31, 2016 Dec 31, 2015 Note
Loans due from credit institutions 1) 2,251 7,053 4,6,7
Loans due from customers 2) 17,270 24,462 5,6,7
Securities 8,823 24,187 8
Financial derivatives 1,804 4,293
Deferred tax asset 233 0
Intangible assets 1 2
Property, equipment and investment property 3 208 9
Other assets 2,786 4,937 10
Total assets 33,171 65,142
Bond debt 3) 22,620 51,174 11
Financial derivatives 2,400 4,398
Taxes payable 17 76
Deferred tax liabilities 0 1
Other liabilities 935 1,952 12
Provisions 134 132
Subordinated debt 0 0
Total liabilities 26,106 57,733
Share capital 2,771 2,771
Reserve for unrealized gains 81 566
Other equity 4,213 4,072
Total shareholders’ equity 7,065 7,409
Total liabilities and shareholders’ equity 33,171 65,142
1) Of NOK 2,251 million at December 31, 2016, NOK 2,208 million is measured at fair value through profit or loss and NOK 43 million is measured at amortized cost. Of NOK 7,053 million at December 31, 2015, NOK 6,493 million is measured at fair value through profit or loss and NOK 560 million is measured at amortized cost.
2) Of NOK 17,270 million at December 31, 2016, NOK 6,484 million is measured at fair value through profit or loss and NOK 10,786 million is measured at amortized cost. Of NOK 24,462 million at December 31, 2015, NOK 10,064 million is measured at fair value through profit or loss and NOK 14,398 million is measured at amortized cost.
3) Of NOK 22,620 million at December 31, 2016, NOK 11,286 million is measured at fair value through profit or loss and NOK 11,334 million is measured at amortized cost. Of NOK 51,174 million at December 31, 2015, NOK 35,856 million is measured at fair value through profit or loss and NOK 15,318 million is measured at amortized cost.
The accompanying notes are an integral part of these condensed financial statements.
Fourth quarter report 2016 9

Unaudited

Condensed statement of changes in equity

(NOK million)	Share capital[1]	Reserve unrealized gains [2]	Other equity	Total equity
Equity at January 1, 2015	2,771	1,043	3,946	7,760
Actuarial gains/(losses) and other comprehensive income	0	0	0	25
Profit/(loss) for the period	0	(477)	101	(376)
Equity at December 31, 2015	**2,771**	**566**	**4,072**	**7,409**
Equity at January 1, 2016	2,771	566	4,072	7,409
Realized reserve of unrealized gains [2]	0	(162)	162	0
Actuarial gains/(losses) and other comprehensive income				(14)
Profit/(loss) for the period	0	(323)	(21)	(331)
Equity at December 31, 2016	**2,771**	**81**	**4,213**	**7,065**

1) Restricted equity that cannot be paid out to the owners without a shareholder resolution to reduce the share capital in accordance with the Public Limited Companies Act under Norwegian Law.
2) The sale of the subsidiary Eiendomsselskapet Dronning Mauds Gate 15 AS on April 15, 2016 effectively realized NOK 162 million of the reserve of unrealized gains related to adjustments of fair value of the property.

The accompanying notes are an integral part of these condensed financial statements.

Fourth quarter report 2016 10

Unaudited
Condensed cash flow statement
The year
(NOK million) 2016 2015
Pre-tax operating profit/(loss) (508) (548)
Provided by operating activities:
Accrual of contribution from the Norwegian government (73) (163)
Unrealized losses/(gains) on financial instruments at fair value 612 699
Realized losses on financial instruments at fair value through profit and loss (non cash item) 220 0
Depreciation 6 16
Net gain from sale of group company (241) 0
Principal collected on loans 9,846 14,016
Purchase of financial investments (trading) (16,492) (12,092)
Proceeds from sale or redemption of financial investments (trading) 30,655 17,458
Contribution paid by the Norwegian government 0 0
Taxes paid (90) (361)
Changes in:
Accrued interest receivable 176 568
Other receivables 2,164 468
Accrued expenses and other liabilities (1,353) (3,856)
Net cash flow from operating activities 24,922 16,205
Proceeds from sale or redemption of financial investments 688 2
Net cash flow from financial derivatives (544) 6,948
Proceeds from sale of subsidiary 422
Purchases of fixed assets 0 (6)
Net proceeds from sales of fixed assets 0 1
Net cash flow from investing activities 566 6,945
Change in debt to credit institutions 0 (2)
Principal payments on bond debt (27,245) (26,160)
Repayment of subordinated debt 0 (1,083)
Net cash flow from financing activities (27,245) (27,245)
Net change in cash and cash equivalents 1) (1,757) (4,095)
Cash and cash equivalents at beginning of period 2,827 6,013
Effect of exchange rates on cash and cash equivalents (60) 909
Cash and cash equivalents 1) at end of period 1,010 2,827
1) Cash equivalents are defined as bank deposits with original maturity less than three months.
The accompanying notes are an integral part of these condensed financial statements.
Fourth quarter report 2016 11

Unaudited

Notes to the accounts

1. Accounting policies

Eksportfinans' fourth quarter condensed interim financial statements have been presented in accordance with International Financial Reporting Standards (**IFRS**), in line with IFRS as adopted by the European Union (**EU**). The condensed interim financial statements have been prepared in accordance with IAS 34, Interim Financial Reporting.

The accounting policies and methods of computation applied in the preparation of these condensed interim financial statements (including information as of and for the year ended December 31, 2015) are the same as those applied in Eksportfinans' annual financial statements of 2015. Those financial statements were approved for issue by the Board of Directors on February 19, 2016 and included in the company's Annual Report on Form 20-F for the year-end December 31, 2015. These policies have been consistently applied to all the periods presented. These financial statements should be read in conjunction with the annual report on Form 20-F for the year ended December 31, 2015. Judgments made in the preparations of these financial statements are the same as those made in the year-end financial statements. The interim financial statements do not include risk disclosures, which should be read in conjunction with the annual financial statements.

The information for the three- and twelve month periods ended December 31, 2016 and 2015 is unaudited. The information as of and for the year ended December 31, 2015 is derived from the company's audited consolidated financial statements as of and for the year ended December 31, 2015.

2. Net gains/(losses) on financial instruments at fair value

Net realized and unrealized gains/(losses) on financial instruments at fair value

	Fourth quarter		The year	
(NOK million)	2016	2015	2016	2015
Securities held for trading	0	(60)	2	(63)
Financial derivatives	(4)	(15)	(25)	(63)
Other financial instruments at fair value	(53)	(1)	(268)	34
Net realized gains/(losses)	**(57)**	**(76)**	**(291)**	**(92)**
Loans and receivables	(4)	(20)	95	(99)
Securities [1]	12	23	173	(201)
Financial derivatives [2]	248	(188)	(834)	(765)
Bond debt [3] [4]	(454)	46	(46)	333
Subordinated debt and capital contribution securities [3] [4]	0	7	0	32
Other	2	(1)	0	0
Net unrealized gains/(losses)	**(196)**	**(133)**	**(612)**	**(700)**
Net realized and unrealized gains/(losses)	**(253)**	**(209)**	**(903)**	**(792)**

1) Net unrealized gains/(losses) on securities

	Fourth quarter		The year	
(NOK million)	2016	2015	2016	2015
Securities held for trading	35	49	136	(100)
Securities designated as at fair value at initial recognition	(23)	(26)	37	(101)
Total	**12**	**23**	**173**	**(201)**

2) The Portfolio Hedge Agreement entered into in March 2008, is included with a loss of NOK 77 million as of December 31, 2016 and a gain of NOK 219 million as of December 31, 2015.
3) In 2016, Eksportfinans had an unrealized loss of NOK 46 million (gain of NOK 365 million in the corresponding period of 2015) on its own debt.
4) In 2016, Eksportfinans had an unrealized loss of NOK 46 million of financial liabilities classified as level 3 in the fair value hierarchy (gain of NOK 365 million in the corresponding period of 2015).

See note 15 for a presentation of the above table including effects from economic hedging.

Fourth quarter report 2016 12

Unaudited
3. Capital adequacy
Capital adequacy is calculated in accordance with the CRD IV regulations in force from the Financial Supervisory Authority of Norway. These regulations were implemented as of September 30, 2014. The company has adopted the standardized approach to capital requirements.
Eksportfinans’ leverage ratio was 24.4 % at December 31, 2016 and 9.1% at December 31, 2015.
Risk-weighted assets and off-balance sheet items
(NOK million) Dec 31, 2016 Dec 31, 2015
Book value Risk-weighted value Book Value Risk-Weighted value
Total assets 33,171 9,922 65,142 15,127
Off-balance sheet items 51 53
Operational risk 588 1,079
Total currency risk 0 704
Total risk-weighted value 10,561 16,962
The company’s regulatory capital
(NOK million and
in percent of risk-weighted value) Dec 31, 2016 Dec 31, 2015
Core capital 1) 6,445 61.0% 6,184 36.5%
Total regulatory capital 6,445 61.0% 6,184 36.5%
1) Includes share capital, other equity, and other deductions and additions in accordance with the Norwegian capital adequacy regulations.
Fourth quarter report 2016 13

Unaudited
4. Loans due from credit institutions
(NOK million)
Dec 31, 2016
Dec 31, 2015
Cash equivalents 1)
1,010
2,828
Other bank deposits and claims on banks 2)
0
264
Loans to other credit institutions, nominal amount (also included in note 6) 3)
1,281
4,110
Accrued interest on loans and unamortized premium/discount on purchased loans
(13)
(17)
Adjustment to fair value on loans
(27)
(132)
Total
2,251
7,053
1) Cash equivalents are defined as bank deposits with maturity of less than three months.
2) The company has entered into agreements to acquire loans from shareholders and other banks active in the Norwegian market for export financing. The company has placed an initial deposit with the selling bank, which is used as consideration for these purchases. The amounts in the table represent remaining deposit or overdraft related to these agreements.
3) The company has acquired certain loan agreements from banks for which the selling bank provides a repayment guarantee, therefore retaining the credit risk of the loans. Under IFRS these loans are classified as loans to credit institutions. Of the loans to credit institutions these loans amounted to NOK 191 million at December 31, 2016 and NOK 2,691 million at December 31, 2015.
5. Loans due from customers
(NOK million)
Dec 31, 2016
Dec 31, 2015
Loans due from customers, nominal amount (also included in note 6)
17,008
24,105
Accrued interest on loans and unamortized premium/discount on purchased loans
239
325
Adjustment to fair value on loans
23
32
Total
17,270
24,462
6. Total loans due from credit institutions and customers
Nominal amounts related to loans due from credit institutions (note 4) and customers (note 5), respectively.
(NOK million)
Dec 31, 2016
Dec 31, 2015
Loans due from credit institutions
1,281
4,110
Loans due from customers
17,008
24,105
Total nominal amount
18,289
28,215
Commercial loans
7,688
14,066
Government-supported loans
10,601
14,149
Total nominal amount
18,289
28,215
Capital goods
6,033
8,146
Ships
9,114
12,872
Export-related and international activities 1)
1,581
5,402
Direct loans to Norwegian local government sector
849
1,074
Municipal-related loans to other credit institutions
700
700
Loans to employees
12
21
Total nominal amount
18,289
28,215
Fourth quarter report 2016    14

Unaudited
1) Export-related and international activities consist of loans to the following categories of borrowers:
(NOK million)
Dec 31, 2016
Dec 31, 2015
Shipping
1,405
2,476
Infrastructure
0
790
Banking and finance
0
747
Real estate management
70
679
Oil and gas
106
309
Consumer goods
0
300
Environment
0
101
Total nominal amount
1,581
5,402
7. Loans past due or impaired
(NOK million)
Dec 31, 2016
Dec 31, 2015
Interest and principal installment 1-30 days past due
0
0
Not matured principal on loans
with payments 1-30 days past due
0
0
Interest and principal installment 31-90 days past due
0
0
Not matured principal on loans
with payments 31-90 days past due
0
0
Interest and principal installment
more than 90 days past due
30
195
Not matured principal on loans
with payments more than 90 days past due
47
322
Total loans past due
77
517
Relevant collateral or guarantees received 1)
77
409
Fair value adjustment on loans past due
0
79
Impairments on loans measured at amortized cost
0
0
1) The company considers all loans to be secured in a satisfactory manner. For these transactions, amounting to NOK 77 million, the Norwegian government, through the Guarantee Institute for Export Credit (GIEK), guarantees approximately 90 percent of the amounts in default. The remaining 10 percent are guaranteed by private banks, most of them operating in Norway. Where applicable, claims have already been submitted in accordance with the guarantees.
8. Securities and repurchase receivable
(NOK million)
Dec 31, 2016
Dec 31, 2015
Trading portfolio
7,659
22,292
Other securities at fair value through profit and loss
1,164
1,895
Total
8,823
24,187
Fourth quarter report 2016    15

Unaudited
9. Property, equipment and investment property
(NOK million)
Dec 31, 2016
Dec 31, 2015
Buildings and land in own use
0
125
Investment property
0
77
Total buildings and land
0
202
Other fixed assets
3
6
Total fixed assets and investment property
3
208
In April 2016 Eksportfinans completed the sale of its subsidiary Eiendomsselskapet Dronning Mauds Gate 15 AS, which owns Eksportfinans’ sections of the office property in Dronning Mauds’ gate 15, Oslo.
10. Other assets
(NOK million)
Dec 31, 2016
Dec 31, 2015
Settlement account 108 Agreement
397
268
Cash collateral provided
1,660
3,277
Collateral deposit 1)
647
1,321
Other
82
71
Total other assets
2,786
4,937
1) The collateral deposit relates to a USD 75 million deposit of collateral for the benefit of Citibank N.A. to cover Eksportfinans’ day to day settlement activity. This amount can be adjusted up or down depending on settlement activity of Eksportfinans. Citibank is entitled to at any time without prior notice to Eksportfinans to set-off or transfer all or part of the deposit in or towards satisfaction of all or any part of the secured obligations. The agreement was entered into in 2014.
11. Bond debt
(NOK million)
Dec 31, 2016
Dec 31, 2015
Bond debt
23,254
51,670
Adjustment to fair value on debt
(894)
(940)
Accrued interest
260
444
Total bond debt
22,620
51,174
12. Other liabilities
(NOK million)
Dec 31, 2016
Dec 31, 2015
Grants to mixed credits
20
38
Cash collateral received
684
1,889
Other short-term liabilities
231
25
Total other liabilities
935
1,952
Fourth quarter report 2016    16

Unaudited

13. Segment information

The company is divided into three business areas: Export lending, Municipal lending and Securities. After the sale of Kommunekreditt Norge AS, municipal lending consists of loans extended directly to municipalities and municipal-related loans to savings banks. The company also has a treasury department responsible for the day to day risk management and asset and liability management. Income and expenses related to treasury are divided between the three business areas. For income and expenses between the segments, the transactions are at arms length.

Income and expenses divided between segments

	Export lending The Year		Municipal lending The Year		Securities The Year	
(NOK million)	2016	2015	2016	2015	2016	2015
Net interest income [1]	**181**	**253**	**3**	**9**	**76**	**112**
Commissions and income related to banking services [2]	0	0	0	0	0	0
Commissions and expenses related to banking services [2]	0	0	0	0	0	0
Net gains/(losses) on financial instruments at fair value [3]	(206)	21	0	2	(23)	(65)
Income/expense allocated by volume [4]	126	21	10	2	97	23
Net other operating income	**(80)**	**42**	**10**	**4**	**74**	**(42)**
Total operating income	**101**	**295**	**13**	**13**	**150**	**70**
Total operating expenses	**46**	**58**	**3**	**3**	**58**	**80**
Pre-tax operating profit/(loss)	**55**	**237**	**10**	**10**	**92**	**(10)**
Taxes	(18)	65	0	3	(2)	(3)
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA	**73**	**172**	**10**	**7**	**94**	**(7)**

1) Net interest income includes interest income directly attributable to the segments based on Eksportfinans' internal pricing model. The treasury department obtains interest on Eksportfinans' equity and in addition the positive or negative result (margin) based on the difference between the internal interest income from the segments and the actual external funding cost. Net interest income in the treasury department is allocated to the reportable segments based on volume for the margin, and risk weighted volume for the interest on equity.

2) Income/(expense) directly attributable to each segment.

3) For Export lending the figures are related to unrealized gains/(losses) on the Icelandic bank exposure. In this context, the fair value adjustments on the Icelandic bank exposure have been treated as realized, as they are not expected to be reversed towards maturity, as other unrealized gains and losses. For Securities the figures are related to realized gains/(losses) on financial instruments.

4) Income/expense, other than interest, in the treasury department has been allocated to the business areas by volume. These are items included in net other operating income in the income statement.

Fourth quarter report 2016 17

Unaudited

Reconciliation of segment profit measure to total comprehensive income

	The year	
(NOK million)	2016	2015
Export lending	73	172
Municipal lending	10	7
Securities	94	(7)
Non-IFRS profit for the period excluding unrealized gains/(losses) on financial instruments and excluding realized losses/(gains) hedged by the PHA	**177**	**172**
Net unrealized gains/(losses) [1]	(612)	(699)
Unrealized losses/(gains) related to the Icelandic bank exposure included above [1]	(71)	12
Realized losses/(gains) hedged by the Portfolio Hedge Agreement (PHA)[2]	0	(62)
Tax effect of the items above	161	226
Total comprehensive income	**(345)**	**(351)**

1) Reversal of previously recognized loss (at exchange rates applicable at reporting date).
2) Securities have been sold with realized gains/losses. These gains and losses are covered by the PHA, and will be settled according to that agreement. Eksportfinans therefore believes it is useful for investors to present this non-IFRS profit figure with such gains/losses excluded due to the economic arrangement under, and the accounting impacts of, the PHA.

14. Material transactions with related parties

The company's two largest shareholders, DNB Bank ASA and Nordea Bank Norge ASA (Nordea Bank AB from January 1, 2017), are considered to be related parties in accordance with IAS 24 Related Party Disclosures. All transactions with related parties are made on market terms.

(NOK million)	Acquired loans [1]	Deposits [2]	Guarantees issued [3]	Guarantees received [4]	PHA [5]
Balance January 1, 2016	2,210	971	105	8,317	(419)
Change in the period	(2,210)	(270)	(2)	(2,984)	(121)
Balance December 31, 2016	**0**	**701**	**103**	**5,333**	**(540)**
Balance January 1, 2015	4,311	553	89	14,494	(542)
Change in the period	(2,102)	418	16	(6,177)	123
Balance September 30, 2015	**2,210**	**971**	**105**	**8,317**	**(419)**

1) The company acquired loans from banks. The loans were part of the company's ordinary lending activity, as they were extended to the export industry. Since the selling banks provided a guarantee for the loans, not substantially all of the risk and rewards were transferred to the company, thus the loans are classified as loans due from credit institutions in the balance sheet.
2) Deposits made by the company.
3) Guarantees issued by the company to support the Norwegian export industry.
4) Guarantees provided to the company from the related parties.
5) Effective from March 1, 2008, Eksportfinans entered into a derivative portfolio hedge agreement with the majority of its shareholders. It stated that it would offset losses up to NOK 5 billion in the liquidity portfolio held as of February 29, 2008. The agreement will also offset any gains in the portfolio as of the same date. Payments to or from the company related to the losses or gains, respectively, in the portfolio, will take place on the last day of February each year, with the first payment in 2011. The agreement expires with the maturities of the bonds included in the contract, with the latest maturity on December 31, 2023. The balances show the related parties' share of the fair value of the contract as of the balance sheet date. A negative balance indicates that Eksportfinans owes money to the related parties. As of March 1, 2016 the agreement was renegotiated to reduce the amount for losses covered from NOK 5 billion to NOK 1.5 billion. This was due to the reduction of the underlying portfolio. Eksportfinans would pay a monthly fee of NOK 5 million to the participants in the agreement which was reduced to NOK 1.5 million as of March 1 due to the reduction of the guarantee amount. For further information see the company's annual report on Form 20-F for the fiscal year ended December 31, 2015, (filed with the Securities and Exchange Commission on April 25, 2016 and published on Eksportfinans' web page, www.eksportfinans.no).

In addition to the transactions reflected in the above table, Eksportfinans' three major owner banks have extended a committed liquidity facility of USD 250 million to the company. The facility has a twelve month maturity with the possibility of extension, and was renewed for another year in the second quarter of 2016. When renewed, the amount was reduced from USD 1 billion to USD 250 million. Eksportfinans has not utilized this credit facility.

Fourth quarter report 2016 18

Unaudited

15. Market risk - effects from economic hedging

Note 2 specify the net realized and unrealized gains/losses on financial instruments, showing separately the gains/losses related to financial derivatives. When presented to the company's management and Board of Directors, the figures are prepared showing the various financial instruments after netting with related economic hedges, since derivatives are used as economic hedges of the market risk of specific assets and liabilities.

The below table specifies net realized and unrealized gains/(losses) on financial instruments at fair value, netted with related economic hedges.

Net realized and unrealized gains/(losses) on financial instruments at fair value

	Fourth quarter		The year	
(NOK million)	2016	2015	2016	2015
Securities [1]	(5)	(75)	(23)	(126)
Other financial instruments at fair value [1]	(52)	(1)	(268)	34
Net realized gains/(losses)	**(57)**	**(76)**	**(291)**	**(92)**
Loans and receivables [1]	9	(13)	110	(68)
Securities [1]	(4)	61	102	74
Bond debt [1) 2) 3)]	(200)	(167)	(818)	(669)
Subordinated debt and capital contribution securities [1) 2) 3)]	0	(4)	0	(13)
Other financial instruments at fair value [1]	2	0	1	0
Net unrealized gains/(losses)	**(193)**	**(123)**	**(605)**	**(676)**
Financial derivatives related to the 108 Agreement [4]	(3)	(9)	(7)	(24)
Net realized and unrealized gains/(losses)	**(253)**	**(208)**	**(903)**	**(792)**

1) Including financial derivatives with purpose of economic hedging.
2) Accumulated net gain on own debt is NOK 810 million as of December 31, 2016, compared to NOK 1,628 million as of December 31, 2015.
3) In 2016, Eksportfinans had an unrealized loss of NOK 818 million (loss of NOK 682 million in the same period of 2015) on its own debt, net of derivatives.
4) Derivatives related to components of the 108 Agreement. The 108 Agreement is accounted for at amortized cost, hence these derivatives are not included in the effects related to financial instruments at fair value.

Interest, and the interest effect of economic hedging instruments, is classified as interest income or expense in the statement of comprehensive income. Changes in fair value are recorded in the line item 'Net gains/(losses) on financial instruments at fair value'. For the years of 2016 and 2015, the company recorded NOK 1,263 million and NOK 1,802 million respectively, of interest income on loans due from credit institutions, loans due from customers and securities and NOK 1,622 million and NOK 2,505 million, respectively, of interest expense on commercial paper and bond debt, subordinated debt and capital contribution securities. In the same periods the company recorded positive NOK 16 million, and negative NOK 26 million, respectively, of interest income on economic hedging instruments and negative NOK 603 million and negative NOK 1,103 million, respectively, of interest expense on economic hedging instruments.

Fourth quarter report 2016 19

Unaudited

16. Maturity analysis

Maturity analysis of financial assets and liabilities based on expected maturities at December 31, 2016

(NOK million)	Up to and includin g 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and includin g 3 years	From 3 year up to and including 5 years	Over 5 years	Total
Assets							
Loans and receivables due from credit institutions	258	5	24	61	50	68	466
Loans and receivables due from customers	799	933	3,916	7,385	4,401	3,221	20,655
Securities	2	1,182	2,712	221	661	3,062	7,839
Derivatives net settled	0	6	482	92	92	357	1,028
Derivatives gross settled (pay leg)	(1,975)	(3,048)	(1,874)	(4,035)	(2,397)	(1,820)	(15,150)
Derivatives gross settled (receive leg)	2,089	3,189	2,001	4,204	2,341	2,081	15,904
Cash collateral	0	1,660	0	0	0	0	1,660
Total assets	**1,173**	**3,927**	**7,261**	**7,927**	**5,147**	**6,968**	**32,403**
Liabilities							
Plain vanilla bond debt	0	71	9,202	3,447	2,429	0	15,150
Structured bond debt	11	1,163	1,350	903	1,054	5,254	9,736
Derivatives net settled	58	61	238	401	401	34	1,192
Derivatives gross settled (pay leg)	451	1,737	1,380	499	375	2,865	7,306
Derivatives gross settled (receive leg)	(447)	(1,713)	(1,288)	(445)	(331)	(2,771)	(6,995)
Cash collateral	0	684	0	0	0	0	684
Subordinated loans	0	0	0	0	0	0	0
Total liabilities	**73**	**2,003**	**10,882**	**4,805**	**3,928**	**5,383**	**27,074**

Maturity analysis of financial assets and liabilities based on expected maturities at December 31, 2015

(NOK million)	Up to and includin g 1 month	From 1 month up to and including 3 months	From 3 months up to and including 1 year	From 1 year up to and includin g 3 years	From 3 year up to and including 5 years	Over 5 years	Total
Assets							
Loans and receivables due from credit institutions	1,769	302	2,497	66	56	92	4,783
Loans and receivables due from customers	1,163	972	5,519	10,195	7,054	4,443	29,347
Securities	4	1,503	8,590	1,475	819	3,952	16,342
Derivatives net settled	0	(16)	1,215	245	245	502	2,192
Derivatives gross settled (pay leg)	(8,142)	(5,379)	(16,983)	(1,727)	(3,431)	(3,701)	(39,362)
Derivatives gross settled (receive leg)	8,596	5,622	17,892	1,944	3,678	3,886	41,617
Cash collateral	0	3,277	0	0	0	0	3,277
Total assets	**3,390**	**6,282**	**18,731**	**12,198**	**8,422**	**9,174**	**58,195**
Liabilities							
Plain vanilla bond debt	8	74	27,999	10,426	3,189	2,199	43,894
Structured bond debt	5	94	1,875	2,321	1,176	5,580	11,051
Derivatives net settled	88	75	343	706	706	154	2,073
Derivatives gross settled (pay leg)	2,515	4,062	6,416	1,083	193	3,089	17,357
Derivatives gross settled (receive leg)	(2,430)	(3,981)	(5,068)	(915)	(199)	(3,043)	(15,636)
Cash collateral	0	1,889	0	0	0	0	1,889
Subordinated loans	0	0	0	0	0	0	0
Total liabilities	**185**	**2,212**	**31,564**	**13,622**	**5,066**	**7,980**	**60,629**

The figures in the above table include principal and interest payable (receivable) at nominal value. For the figures in the above table, call and trigger dates as estimated in models are applied in the classification of the maturities. For some issues with call and trigger optionalities, the expected maturity is estimated using a sophisticated valuation system which is further described in our annual financial statements. The actual maturities might differ from these estimations.

Fourth quarter report 2016 20

Unaudited

17. Fair value of financial instruments

The methodology used for calculating fair values of financial instruments is consistent with the methodology defined in our audited annual report for the fiscal year ending 2015.

17.1 Sensitivity analysis

Loans due from credit institutions or customers:

The following table shows the unrealized loss of each category of loans by increasing the credit spread by 1 basis point as well as the percentage of total lending portfolio.

	December 31, 2016		December 31, 2015	
(NOK million and percentage)	Sensitivity (1 bp)	Percentage	Sensitivity (1 bp)	Percentage
Direct loans	(0.6)	10.1 %	(0.6)	7.2 %
Loans to municipalities	(0.5)	11.2 %	(0.3)	7.7 %
Collaboration loans	-	-	(0.1)	17.5 %
Guaranteed loans	(1.5)	78.7 %	(2.5)	67.6 %
Total loans		**100.0 %**		**100.0 %**

The spreads applied for fair value measurement of the combined total lending portfolio are in the range from 0 basis points to 111 basis points as of December 31, 2016 (from -4 basis points to 152 basis points as of December 31, 2015). For the combined total lending portfolio over the past two years credit spreads have changed 4 basis points per month in 95 percent of the time, representing NOK 10 million. As of December 31, 2015 a 95 percent confidence interval was 4 basis points representing NOK 15 million.

Securities:

Eksportfinans retrieved prices and credit spread quotes from four different market makers and pricing vendors as of December 31, 2016. Among the four different quote providers, the major price provider (Bloomberg) covered 73 percent (64 percent as of December 31, 2015). Eksportfinans also holds two securities originally in the PHA portfolio issued by the defaulted Washington Mutual (now non-existent). These securities were priced using recovery rates retrieved from Bloomberg.

Bond debt:

The following table shows the unrealized gain of each category of bond debt by increasing the credit spread by 1 basis point:

	December 31, 2016	December 31, 2015
(NOK million)	Sensitivity (1 bp)	Sensitivity (1 bp)
Unstructured bond debt	2.1	5.0
Structured bond debt	5.7	6.0

The spreads applied for fair value measurement of bond debt are in the range from 75 basis points to 125 basis points as of December 31, 2016 (from 100 basis points to 175 basis points as of December 31, 2015).

17.2 Financial assets measured at fair value through profit or loss

	December 31, 2016				December 31, 2015			
(NOK million)	Level 1	Level 2	Level 3	Total	Level 1	Level 2	Level 3	Total
Loans due from credit institutions	773	1,082	353	2,208	286	5,800	408	6,494
Loans due from customers	0	225	6,259	6,484	0	462	9,602	10,064
Securities	0	8,822	0	8,822	0	24,187	0	24,187
Financial derivatives	0	1,036	768	1,804	0	3,365	928	4,293
Other assets	0	1,660	0	1,660	0	3,277	0	3,277
Total fair value	773	12,825	7,380	20,978	286	37,091	10,938	48,315

Fourth quarter report 2016 21

Unaudited

17.3 Financial liabilities measured at fair value through profit or loss

(NOK million)	December 31, 2016 Level 1	Level 2	Level 3	Total	December 31, 2015 Level 1	Level 2	Level 3	Total
Unstructured bond debt	0	0	3,012	3,012	0	0	26,534	26,534
Structured bond debt	0	0	8,273	8,273	0	0	9,322	9,322
Financial derivatives	0	1,577	823	2,400	0	3,401	997	4,398
Other liabilities	0	684	0	684	0	1,895	0	1,895
Total fair value	0	2,261	12,108	14,369	0	5,296	36,853	42,149

Movement of level 3 financial assets

	From January 1, 2016 to December 31, 2016				From January 1, 2015 to December 31, 2015			
(NOK million)	Loans and receivables due from credit institutions	Loans and receivables due from customers	Financial derivatives	Total	Loans and receivables due from credit institutions	Loans and receivables due from customers	Financial derivatives	Total
Opening balance	408	9,602	928	10,938	384	13,471	1,408	15,263
Total gains or losses [1]	(7)	(109)	(97)	(213)	64	1,236	(45)	1,255
Settlements	(48)	(3,233)	(62)	(3,343)	(40)	(5,105)	(435)	(5,580)
Closing balance	353	6,260	769	7,382	408	9,602	928	10,938
Total gains or losses [1] for the period in profit or loss for assets held at the end of the reporting period	(7)	(109)	(93)	(209)	64	1,236	1	1,301

*) Presented under the line item 'Net gains/(losses) on financial instruments at fair value' in the statement of comprehensive income.

Movement of level 3 financial liabilities

	From January 1, 2016 to December 31, 2016				From January 1, 2015 to December 31, 2015				
(NOK million)	Structured bond debt	Unstructured bond debt	Financial derivatives	Total	Structured bond debt	Unstructured bond debt [3]	Financial derivatives	Subordinated debt	Total
Opening balance	9,322	26,534	997	36,853	19,922	0	913	965	21,800
Total gains or losses [1] [2]	118	(72)	(42)	4	(547)	213	659	0	325
Settlements	(1,167)	(23,450)	(131)	(24,748)	(10,053)	(1,595)	(575)	(965)	(13,188)
Transfers [3]	0	0	0	0	0	27,916	0	0	27,916
Closing balance	8,273	3,012	824	12,109	9,322	26,534	997	0	36,853
Total gains or losses [1] [2] for the period in profit or loss for liabilities held at the end of the reporting period	114	171	(42)	243	(645)	196	705	0	256

[1] Presented under the line item 'Net gains/(losses) on financial instruments at fair value' in the statement of comprehensive income.
[2] For liabilities, positive figures are represented as losses and negative figures are represented as gains.
[3] Unstructured bond debt is transferred from level 2 to level 3 in June 30, 2015 due to lack of observable market data.

Fourth quarter report 2016 22

Unaudited
17.4 Fair value of financial assets and liabilities
The following table presents the financial assets and liabilities, with the fair value and carrying value (book value) of each class of financial instrument:

Dec 31, 2016 Dec 31, 2015 (NOK million) Fair value Carrying value Fair value Carrying value Assets Loans due from credit institutions 2,203 2,251 7,003 7,053 Loans due from customers 18,688 17,270 26,753 24,462 Securities 8,823 8,823 24,187 24,187 Financial derivatives 1,804 1,804 4,293 4,293 Other assets 2,786 2,786 4,937 4,937 Liabilities Non-structured bond debt 15,439 14,347 43,634 41,852 Structured bond debt 8,273 8,273 9,322 9,322 Financial derivatives 2,400 2,400 4,398 4,398 Other liabilities 937 935 1,956 1,952

18. Contingencies
In light of the fact that the company after November 2011 has made no new government supported loans Eksportfinans argued that certain historical practices and procedures concerning settlement for prepaid loans made under the 108 agreement no longer were appropriate. In light of the same fact the Ministry of Trade, Industry and Fisheries asserted that the fixed gross margin which Eksportfinans is guaranteed under the 108 Agreement should be reviewed and reduced. As the ministry and the company did not agree, these matters were, in accordance with the 108 agreement, referred to a court of arbitration. In June, 2016 the court of arbitration ruled on these issues. In the matter of the fixed gross margin, the court ruled in favor of Eksportfinans. In the matter of prepayments of government supported loans, the court ruled in favor of the ministry. Eksportfinans is now discussing with the ministry on the financial effects of this ruling. As per December 31, 2016, Eksportfinans has made provisions of NOK 220 million regarding this matter.
19. Events after the balance sheet date
There are no events after the balance sheet date materially affecting the financial statements.
Fourth quarter report 2016 23